356628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04037897

June 28, 2004

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	7/19/04

Mr. Bernard Piccione
Vice President Finance & Regulatory Control
National Financial Services LLC
200 Liberty Street
One World Financial Center
New York, NY 10281

Re: Application to Extend the Duration of an Omnibus Account

Dear Mr. Piccione:

We have received your letter dated June 25, 2004, in which you request on behalf of National Financial Services LLC ("Applicant"), an extension of the time period for which an "omnibus account" may be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 C.F.R. 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about May 17, 2004, the Applicant began the conversion of customer securities accounts of several listed firms, which previously cleared their customer accounts through Correspondent Services Corporation clearing through UBS Financial Services, Inc. ("Delivering Firm"). Each account became established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions currently being transferred from the Delivering Firm to the Applicant, with the omnibus account being simultaneously reduced and eliminated.

The Division of Market Regulation ("Division") deemed the omnibus account at the Delivering Firm to be a good control location for 30 business days from the date that the omnibus account was entered on the Applicant's books and records. However, the Applicant and Delivering Firm were not able to complete the transfer of all of the customer accounts, and you have requested that the omnibus account be deemed a good control location until July 21, 2004. You state that such an extension will allow the Applicant to complete the conversion of accounts that were not successfully converted in the tape-to-tape conversion.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location retained such designation only until July 21, 2004. After July 21, 2004, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 C.F.R. 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Kathryn Mahoney, NYSE

TKM/mbs

Fidelity Investments

June 25, 2004

(By FAX 202-942-9553, original to follow)

Thomas K. McGowan
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW., Mail Stop 10-1
Washington, D.C. 20549

Dear Mr. McGowan:

National Financial Services LLC ("NFS") is applying for a 15 business day extension to continue using an Omnibus account as a good control location for the Correspondent Services Corporation ("CSC") Wave 9 conversion from UBS Financial Services ("UBS"). NFS acquired CSC from UBS and has been in the process of converting the CSC correspondent firms to NFS in various Waves. The Wave 9 conversion was processed on May 17, 2004 and the omnibus account that is being used to facilitate the transition of client assets is scheduled to lose its status as a good control location on June 29, 2004. One of the securities transitioning to NFS in this wave is "National Grape Cooperative Allocation certificates". NFS is requesting that the SEC extend the use of this omnibus account as a good control location for purposes of 15c3-3 of the Securities Act of 1934 so that we can work with the SEC to obtain the required approval to treat the National Grape Cooperative, who acts as the sole transfer agent for this security, as a good control location in accordance with 15c3-3. The following represents some salient information in regard to this request:

- These positions are book entry only – no certificates are issued.
- There are about 577 customers that own this asset with an approximate market value of $22.5 million
- These Allocation Certificates are exempt from registration as required by the 1933 Act – Copy of the SEC letter action letter (reference, 1992 WL 335313) and original letter requesting exemption is attached.
- There are three broker dealers that facilitate the trading of this security.

As stated in our original request, the following circumstances exist:

1) The books and records of NFS reflect the customer security positions and money balances previously held by UBS.
2) The books and records of NFS reflect that the customer securities not yet transferred to it are "located" in the Omnibus accounts at NFS.
3) NFS has assumed the responsibility to clear all transactions in the tranferred customer accounts.
4) UBS has provided NFS with written assurance that: (i) for purposes of Rule 15c3-3, it will treat the Omnibus account as a customer account and the customer securities maintained in the Omnibus account as fully-paid securities; and (ii) it will promptly deliver the securities to NFS.

Member NYSE, SIPC

National Financial Services LLC
200 Liberty Street
One World Financial Center
New York, NY 10281 1003
Phone: 212 335-5000

Fidelity Investments

Therefore, I would appreciate your granting our request to extend for an additional 15 business days the good control location status for the UBS Omnibus accounts under Rule 15c3-3.

Please contact me at (201) 915-7415 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Sincerely,

Bernard Piccione
Vice President
Finance & Regulatory Control